EXHIBIT 99.1

Pengrowth to Release 2019 First Quarter Results on May 8, 2019 and Provides 2019 Reporting Schedule

CALGARY, Alberta, May 01, 2019 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth” or the “Company”) (TSX:PGF, OTCQX:PGHEF), today announced that before markets open on Wednesday, May 8, 2019, it will release its results for the three months ended March 31, 2019 and will provide a link to a listen-only presentation to review the first quarter at that time.

Pengrowth expects to release its quarterly results in accordance with the 2019 reporting schedule provided below. Consistent with our practice, quarterly results will be released before markets open on the dates indicated.

2019 Reporting Schedule:

Period	Reporting Date:
Q1 2019	May 8, 2019
Q2 2019	August 8, 2019
Q3 2019	November 7, 2019
Q4 2019	March 4, 2020

This schedule is subject to change and investors are directed to the Company’s website at www.pengrowth.com for further information. Pengrowth will no longer provide advance notice of its release date other than through its website and will discontinue the practice of disseminating a news release announcing the results date in advance of the quarter.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

For investor and media inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com